Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KE Holdings Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 9 of this circular.

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Thursday, June 15, 2023 at 10:00 a.m. (Beijing time). A notice convening the AGM is set out on pages 18 to 23 of this circular. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions to The Bank of New York Mellon. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form for the AGM by no later than 10:00 a.m., Hong Kong time, on Tuesday, June 13, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

April 27, 2023

CONTENTS

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Grant of General Mandate to Issue Shares	6

3.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	6

4.	Proposed Re-Election of Directors	7

5.	Proposed Re-Appointment of Auditors	8

6.	The AGM and Proxy Arrangement	8

7.	Recommendations	9

8.	Further information	9

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	10

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	14

NOTICE OF THE ANNUAL GENERAL MEETING		18

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Plan”	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or compensation committee of the Board

“ADS(s)”	American depositary shares, each of which represents three Class A ordinary shares

“ADS Record Date”	May 12, 2023 (New York time)

“AGM”	the annual general meeting of the Company to be convened on Thursday, June 15, 2023 at 10:00 a.m.

“Articles of Association”	the articles of association of the Company adopted on August 12, 2022, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

DEFINITIONS

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Company”	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group” or “Beike”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	April 25, 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A ordinary shares on the Main Board of the Stock Exchange on May 11, 2022

“Listing Date”	May 11, 2022, on which the Class A ordinary shares are listed and on which dealings in the Class A ordinary shares are first permitted to take place on the Hong Kong Stock Exchange

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Memorandum”	the memorandum of association (as amended from time to time) of the Company adopted on August 12, 2022

“Mr. Peng”	Mr. Yongdong Peng, the co-founder, the chairman of the Board, an executive Director, the chief executive officer and a controlling shareholder of the Company as of the Latest Practicable Date

“Mr. Shan”	Mr. Yigang Shan, the co-founder, an executive Director and a controlling shareholder of the Company as of the Latest Practicable Date

“Nomination Committee”	the nomination committee of the Board

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	May 12, 2023 (Hong Kong time)

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Shares”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong

“United States”, “U.S.” or “US”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

DEFINITIONS

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Peng and Mr. Shan, being the holders of the Class B ordinary shares upon the Listing, entitling each to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

Executive Directors:	Registered Office:
Yongdong Peng (Chairman)	Harneys Fiduciary (Cayman) Limited
Yigang Shan	4th Floor, Harbour Place
Tao Xu	103 South Church Street
Wangang Xu	P.O. Box 10240
Grand Cayman KY1-1002
Non-executive Director:	Cayman Islands
Jeffrey Zhaohui Li

Independent Non-executive Directors:	Corporate Headquarters
Xiaohong Chen	Oriental Electronic Technology Building
Hansong Zhu	No. 2 Chuangye Road
Jun Wu	Haidian District
Beijing 100086
PRC

Principal Place of Business in Hong Kong:
5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

April 27, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO

REPURCHASE SHARES AND/OR ADSS;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed grant of a general mandate to issue Shares;

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors; and

(d)	the proposed re-appointment of auditors.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 3,594,532,591 Class A ordinary shares and 156,122,226 Class B ordinary shares. Subject to the passing of the ordinary resolution 3 and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 750,130,963 ordinary shares.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,594,532,591 Class A ordinary shares and 156,122,226 Class B ordinary shares. Subject to the passing of the ordinary resolution 4 and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 375,065,481 ordinary shares.

LETTER FROM THE BOARD

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix 14 of the Listing Rules, Mr. Tao Xu, Mr. Wangang Xu and Mr. Hansong Zhu will retire at the AGM and, being eligible, will offer themselves for re-election as Directors (the “Nominees”) at the AGM. Biographical details of the Nominees are set out in the Appendix II to this circular.

Except as stated in the Appendix II to this circular, none of the Nominees currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries. None of the Nominees has any relationship with any Director, senior management or substantial Shareholders of the Company (as defined in the Hong Kong Listing Rules).

For details of Nominees’ interest, please refer to the Appendix II to this circular. Save as disclosed in the Appendix II to this circular, none of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO.

The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM.

The Company had determined the remuneration of each Nominee for the year ended December 31, 2022 with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance and (for executive Directors only) the Group’s operating results, as well as the then market condition. Each Nominee had not participated the determination of his remuneration. For the details of the remuneration of Nominees for the year ended December 31, 2022, please refer to the 2022 annual report of the Company. After obtaining the relevant approval from the Shareholders at the AGM, the Company will renew service contract with each Nominee, if applicable. The Board, after obtaining the authorisation at the AGM, will determine the remuneration of Nominees with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance and (for executive Directors only) the Group’s operating results, as well as the current market condition. The Company will disclose the remuneration of Directors in its annual report each year.

LETTER FROM THE BOARD

Save as disclosed above, as at the date of this circular, there is no information on the Nominees that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures of the Nominees, the qualifications, skills and experience, time commitment and contribution of the Nominees with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Mr. Hansong Zhu, an independent non-executive Director proposed to be re-elected, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on his independence and considered that Mr. Hansong Zhu is independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with the Nominees’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Nominees including the aforesaid independent non-executive Director at the AGM.

5.	PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2023.

An ordinary resolution in respect of the re-appointment of the auditors of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Thursday, June 15, 2023. The AGM will commence at 10:00 a.m. (Beijing time).

The notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

LETTER FROM THE BOARD

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions to The Bank of New York Mellon. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 48 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Hong Kong Listing Rules.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance Mandate and the proposed Repurchase Mandate, the proposed re-election of the Directors and the proposed re-appointment of the auditors of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 3,750,654,817 Shares, out of which 3,594,532,591 were Class A ordinary shares and 156,122,226 were Class B ordinary shares. Subject to the passing of the ordinary resolution 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the AGM, i.e. being 3,750,654,817 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 375,065,481 Shares, representing 10% of the total number of issued Shares as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2022) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Peng and Mr. Shan, who beneficially own 127,464,263 Class A ordinary shares and 156,122,226 Class B ordinary shares in total, representing approximately 32.75% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B ordinary shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to the Latest Practicable Date were as follows:

	Price per Share
Month	Highest	Lowest
	HK$	HK$
2022
May (since the date of Listing)	33.65	27.00
June	53.00	33.25
July	47.10	35.70
August	54.00	34.25
September	52.30	42.05
October	48.75	24.75
November	41.90	25.75
December	50.25	35.75

2023
January	52.80	35.05
February	55.80	45.50
March	52.80	43.85
April (up to the Latest Practicable Date)	52.00	41.55

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 6,392,857 ADSs (representing 19,178,571 Class A ordinary shares) on the New York Stock Exchange as follows:

Date of Repurchase	Number of Class A Ordinary Shares Represented by ADSs Repurchased	Highest Price Per Share	Lowest Price Per Share
		US$	US$
October 25, 2022	3,300,000	3.58	3.32
October 26, 2022	2,401,569	3.76	3.49
December 2, 2022	54,735	5.73	5.67
December 5, 2022	359,772	6.11	5.33
December 7, 2022	375,270	5.51	5.20
December 8, 2022	373,527	5.56	5.26
December 9, 2022	377,922	5.42	5.15
December 12, 2022	411,831	5.00	4.79
December 13, 2022	404,649	5.13	4.81
December 14, 2022	416,061	4.87	4.66
December 15, 2022	413,940	5.01	4.75
December 16, 2022	404,268	5.03	4.85
December 19, 2022	410,799	4.94	4.81
December 20, 2022	408,789	4.96	4.67
December 21, 2022	403,125	5.06	4.87
December 22, 2022	401,802	5.09	4.93
December 23, 2022	417,711	5.00	4.67
December 27, 2022	409,470	4.95	4.71
December 28, 2022	417,615	4.91	4.69
December 29, 2022	423,114	4.79	4.65
December 30, 2022	434,958	4.68	4.50
March 9, 2023	264,705	5.66	5.61
March 10, 2023	37,272	5.66	5.60
March 13, 2023	26,043	5.66	5.63
March 15, 2023	120,573	5.66	5.62
March 23, 2023	796,242	6.35	6.17
March 24, 2023	808,527	6.43	6.06
March 27, 2023	848,235	6.03	5.79
March 28, 2023	836,208	6.08	5.86
March 29, 2023	830,037	6.07	5.89
March 30, 2023	801,447	6.33	6.10
March 31, 2023	788,355	6.33	6.27
	19,178,571

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the Directors proposed to be re-elected at the AGM.

POSITION AND EXPERIENCE

(1)	Mr. Tao Xu

Tao Xu (徐濤), aged 49, is an executive Director and the chief financial officer of the Company. Mr. Tao Xu has been serving as an executive Director since August 2021 and also served as a Director from December 2018 to August 2020. Mr. Tao Xu has been the chief financial officer of Beike since November 2016. Prior to joining the Group, Mr. Tao Xu served as the chief financial officer of Beijing SenseTime Technology Development Co., Ltd. (北京市商湯科技開發有限公司) from June 2016 to October 2016. From August 2014 to December 2015, Mr. Tao Xu served as the chief financial officer of Beijing Didi Infinity Technology and Development Co., Ltd. (北京嘀嘀無限科技發展有限公司). From September 2011 to July 2014, Mr. Tao Xu served as the chief financial officer of the China Region of Dimension Data Information Technology (Beijing) Co., Ltd. (達科信息科技(北京)有限公司). From April 2008 to February 2011, Mr. Tao Xu served as the financial director of China Region of Sun Microsystems China Co., Ltd. (太陽計算機系統(中國)有限公司). From May 2001 to March 2008, Mr. Tao Xu successively served as the financial director of Greater China and the chief financial officer at Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司). From 1999 to 2001, Mr. Tao Xu served as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. (北京搜狐互聯網信息服務有限公司). Prior to that, Mr. Tao Xu worked at Pepsi. Mr. Tao Xu received his bachelor’s degree in economics from Capital University of Economics and Business in July 1996 and a master’s degree of commerce in international professional accounting from the University of New South Wales in October 2005.

Mr. Tao Xu has rich experiences in financial management and capital market, and has served as the chief financial officer in various leading companies. During his tenure as the chief financial officer of Beike since November 2016, Mr. Tao Xu is responsible for the overall comprehensive financial management of the Group, as well as other works relating to budget, taxation, funds and investor relations. He has led the Company to successfully complete the initial public offering and listing on the New York Stock Exchange in August 2020, the follow-on ADS offering in November 2020 and the listing on the Hong Kong Stock Exchange in May 2022, respectively. As an executive Director of the Company, Mr. Tao Xu has been actively participating in the formulation of the overall development strategies of the Group. He has also dedicated to promoting the internal controls and environmental, social and governance (“ESG”) related works, leading to voluntarily release the 2020 ESG report and continue to promote the establishment of ESG management system and duly release the ESG report after the Listing. Through his long-term strategic vision, proven business judgment and rich experiences in relevant areas, Mr. Tao Xu has made and will continuously make great contributions to the sustainable development of the Group to maximize the value for the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(2)	Mr. Wangang Xu

Wangang Xu (徐萬剛), aged 57, is an executive Director and the chief operating officer of the Company. Mr. Wangang Xu has been serving as an executive Director since May 2021 and the chief operating officer of the Company since April 2021, and also served as a Director from December 2018 to August 2020. He served as the co-chief operating officer of the Company from May 2018 to April 2021. From July 2017 to May 2018, Mr. Wangang Xu served as the head of the western region of the Group and was responsible for the overall operation management of the western region of the Company. From December 2015 to June 2017, Mr. Wangang Xu served as the general manager of Sichuan Lianjia Real Estate Brokerage Co., Ltd. (四川鏈家房地產經紀有限公司) (“Sichuan Lianjia”), a wholly-owned subsidiary of the Company. Mr. Wangang Xu founded Sichuan Eden City Real Estate E-Commerce Co., Ltd. (四川伊甸城房產電子商務有限公司) in August 2004 which was deregistered in March 2014 and Sichuan Eden City Real Estate Brokerage Co., Ltd. (四川伊甸城不動產經紀有限公司) in December 2009 and served as the general manager, the latter of which was renamed as Sichuan Yicheng Real Estate Brokerage Co., Ltd. (四川伊誠房地產經紀有限公司) in April 2011, and was subsequently acquired by Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司) in December 2015 and renamed as Sichuan Lianjia. Mr. Wangang Xu served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. (成都成電萬通投資有限公司) from September 2001 to September 2004. Mr. Wangang Xu successively served as a staff member and manager in technology R&D department of No. 10 Research Institute of Ministry of Electronics Industries (電子工業部第十研究所) (currently known as China Electronics Technology Group Corporation No. 10 Research Institute (中國電子科技集團公司第十研究所)) from September 1986 to August 2001. Mr. Wangang Xu received a bachelor’s degree in electronic engineering from Chengdu Institute of Radio Engineering (成都電訊工程學院, currently known as University of Electronic Science and Technology of China (電子科技大學)) in July 1986.

Mr. Wangang Xu has nearly 20 years’ experiences in the real estate industry, witnessing the development of the industry which enabled him to have a keen awareness and deep understanding of the industry. As the chief operating officer of the Company, Mr. Wangang Xu is responsible for the Group’s overall business operations, including the operation of the real estate brokerage business under Lianjia and Deyou brand. In the past few years, our business experienced a wide range of challenges from the COVID-19 pandemic and/or the regulatory environment, and Mr. Wangang Xu has led the implementation of various measures to mitigate the impact of these challenges. With his deep strategic thinking and macroscopic understanding of the market, industry and economic environment, Mr. Wangang Xu is integrally involved in the development and implementation of the Company’s overall strategies. He also has rich experiences in shaping the corporation culture, and has led and will continuously lead the Company to “do the right thing even if it’s difficult,” creating more value for service providers and customers in the industry by “treating customers well, and helping service providers to treat customers well.”

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(3)	Mr. Hansong Zhu

Hansong Zhu (朱寒松), aged 53, is an independent non-executive Director of the Company. Mr. Hansong Zhu has been serving as an independent Director of the Company since August 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Hansong Zhu worked for Goldman Sachs Group Inc. (“Goldman Sachs”) from June 2000 to December 2019 and successively served several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in December 2019, Mr. Hansong Zhu was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. Hansong Zhu worked at China International Capital Corporation Limited from November 1995 to June 2000. Mr. Hansong Zhu served as an independent director of Kidswant Children Products Co., Ltd. (孩子王兒童用品股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301078, from March 2020 to May 2022, and served as an independent director of Missfresh Limited, a company listed on the Nasdaq Stock Market under the symbol “MF,” from June 2021 to September 2022. Mr. Hansong Zhu received a bachelor’s degree in economics from Nanjing University in July 1991 and a master’s degree in economics from Peking University in July 1994.

INTEREST IN THE SHARES OF THE COMPANY

As far as the Directors are aware, as at the Latest Practicable Date, each of Mr. Tao Xu, Mr. Wangang Xu and Mr. Hansong Zhu was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO:

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding	Approximate Percentage of Shareholding in the Total Issued and Outstanding Share Capital
				(%)	(%)
Tao Xu(1)	Beneficial owner	Class A ordinary share	4,433,479	0.12%	0.12%
	Interest held by controlled corporations		750,000	0.02%	0.02%
	Founder of a discretionary Trust		3,016,521	0.08%	0.08%

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding	Approximate Percentage of Shareholding in the Total Issued and Outstanding Share Capital
				(%)	(%)
Wangang Xu(2)	Beneficial owner	Class A ordinary share	19,269,148	0.54%	0.51%
	Founder of a discretionary Trust		18,954,655	0.53%	0.51%
	Interest held by controlled corporations		7,075,188	0.20%	0.19%
Hansong Zhu	Beneficial owner	Class A ordinary share	11,913	0.00%	0.00%

Notes:

(1)	As of the Latest Practicable Date, 4,433,479 Class A ordinary shares were beneficially owned by Mr. Tao Xu. 750,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu. 3,016,521 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu. Accordingly, Mr. Tao Xu is deemed to be interested in 3,016,521 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO.

(2)	As of the Latest Practicable Date, 19,269,148 Class A ordinary shares were beneficially owned by Mr. Wangang Xu. 18,954,655 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited. 100% equity interest of Clear River Limited is held by Maples Trustee Services (Cayman) Limited as the trustee of G&J Trust, a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 18,954,655 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 7,075,188 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Thursday, June 15, 2023

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated April 27, 2023. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 10:00 a.m., Beijing time on Thursday, June 15, 2023 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 and the report of the auditor thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. Tao Xu as an executive Director;

(ii)	to re-elect Mr. Wangang Xu as an executive Director; and

(iii)	to re-elect Mr. Hansong Zhu as an independent non-executive Director;

(b)	to authorize the Board to fix the remuneration of the Directors;

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Group and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2020 Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

NOTICE OF THE ANNUAL GENERAL MEETING

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of the issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 12, 2023, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of ADSs as of the close of business on May 12, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, May 12, 2023, Hong Kong time; and with respect to ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, no later than 6:00 p.m. on Thursday, May 11, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the AGM.

Proxy Forms and ADS Voting Cards

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at investors.ke.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on Tuesday, June 13, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

NOTICE OF THE ANNUAL GENERAL MEETING

Corporate Headquarters:	Registered Office:
Oriental Electronic Technology Building	Harneys Fiduciary (Cayman) Limited
No. 2 Chuangye Road	4th Floor, Harbour Place
Haidian District	103 South Church Street
Beijing 100086	P.O. Box 10240
PRC	Grand Cayman KY1-1002
Cayman Islands

April 27, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.